SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549



                                  SCHEDULE 13D
                                (Amendment No. 1)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   DTLL, INC.,
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   233335-10-8
                                 (CUSIP Number)

                                 JASON M. MEYERS
                             ASPATUCK HOLDINGS LTD.
                              115 East 57th Street
                               New York, NY 10022
                                Tel 917 546 6640

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 29, 2006
             (Date of Event Which Requires Filing of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                                           SCHEDULE 13D



CUSIP NO. 233335-10-8
---------------------- -------------------------------------------- ------------

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Aspatuck Funding LLC          directly
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS   OO and WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION                New York
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER                 56,246,453 *
   SHARES         -----------  -------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER                        0
  OWNED BY       -----------  --------------------------------------------------
    EACH              9          SOLE DISPOSITIVE POWER            56,246,453 *
  REPORTING      -----------  --------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER                   0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                 56,246,453  *


  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             74.7%  *
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON                                          OO

*Includes 51,479,738 shares pursuant to conversion under Convertible Note and 3,666,715 shares as a result of adjustment under Stock Purchase Agreement.

CUSIP NO. 233335-10-8
---------------------- -------------------------------------------- ------------

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Aspatuck Holdings Ltd.  indirectly as control person of
                                   Reporting Person
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER                  56,246,453 *
   SHARES         -----------  -------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER                         0
  OWNED BY       -----------  --------------------------------------------------
    EACH              9          SOLE DISPOSITIVE POWER            56,246,453  *
  REPORTING      -----------  --------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER                   0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY
 OWNED BY EACH REPORTING PERSON                                    56,246,453  *


  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                   [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 74.7%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        CO, IN
--------------------------------------------------------------------------------
* Includes 51,479, 738 shares pursuant to conversion under Convertible Note and 3,666,715 shares as a result of adjustment under Stock Purchase Agreement.

CUSIP NO. 233335-10-8
---------------------- -------------------------------------------- ------------

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Jason M. Meyers, indirectly as control person of Reporting Person
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION                    New York
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER                  56,246,453 *
  SHARES         -----------
--------------------------------------------------------------------------------
BENEFICIALLY          8         SHARED VOTING POWER                         0
  OWNED BY       -----------  --------------------------------------------------
    EACH              9         SOLE DISPOSITIVE POWER              56,246,453 *
  REPORTING      -----------  --------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER                   0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT
  BENEFICIALLY OWNED BY EACH REPORTING PERSON                       56,246,453 *
--------------------------------------------------------------------------------

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            74.7%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        CO, IN
--------------------------------------------------------------------------------
* Includes 51,479, 738 shares pursuant to conversion under Convertible Note and 3,666,715 shares as a result of adjustment under Stock

                                  SCHEDULE 13D


         This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed on May 26, 2006 (the "Schedule 13D") and is being filed on behalf of the Reporting Persons. as set forth in such Schedule 13 D. Defined terms shall have the same meaning as forth. in the Schedule 13 D.

ITEM 2.    IDENTITY AND BACKGROUND:


 The first paragraph of this item is amended to change the mailing address of the Reporting Person as follows:


                              115 East 57th Street
                               New York, NY 10022


ITEM 4.  PURPOSE OF TRANSACTION:

Aspatuck Funding, LLC ("Aspatuck") is the holder of a $260,000.00 12% Secured Convertible Promissory Note, dated May 1, 2006, issued by the Company (the "Convertible Note"). The Company has defaulted on the Convertible Note. The Company has also breached the Loan Agreement dated May 1, 2006 and the Security Agreement dated May 1, 2006 between Aspatuck and the Company, which was executed in connection with the Convertible Note.

Aspatuck has, pursuant to the terms of the Convertible Note, converted all of the principal and accrued interest due under the Convertible Note into common stock of the Company. The terms of the Convertible Note compel the Company to issue "such number [of] shares of Common Stock of the [Company] as shall constitute seventy (70%) percent of the outstanding shares of the [Company] on a fully diluted basis after the conversion."

Aspatuck has demanded that the Company issue 56,246,453 shares of Common Stock in the Company (the "Shares") pursuant to the conversion. The Company has wrongfully refused to honor the conversion. Aspatuck intends to immediately commence an action against the Company and Messrs. Paulsen and Desai to compel the issuance of the Shares and for other breaches of the parties' agreements.





ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

NUMBER                                    DESCRIPTION
--------------------------------------------------------------------------------

     1    $260,000.00 12% Secured Convertible Promissory Note dated May 1, 2006
     2 Loan Agreement dated as of May 1, 2006 between DTLL, Inc. and Aspatuck Funding, LLC
     3 Security Agreement dated as of May 1, 2006 between DTLL, Inc. and Aspatuck Funding, LL

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of us hereby certify that the information set forth in this statement is true, complete and correct.

Dated:
September 8, 2006
                                                     Aspatuck Funding, LLC.

                                                     By: /s/ Jason M. Meyers
                                                     -----------------------


                                                     Aspatuck Holdings, Ltd.

                                                     By: /s/ Jason M. Meyers
                                                     ---------------------
                                                     Jason M. Meyers, President

                                                     /s/ Jason M. Meyers
                                                     -------------------------
                                                     Jason M. Meyers